
13030833

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GETCO Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Street 3rd Floor South
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Donelson (312) 931-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2013
03 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GETCO Execution Services, LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2012

Available for Public Inspection


pwc

GETCO Execution Services, LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2012

Available for Public Inspection

OATH OR AFFIRMATION

I, James A. Donelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GETCO Execution Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
APOLLONIA PONTICIELLO
Notary Public - State of Illinois
My Commission Expires Aug 15, 2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GETCO Execution Services, LLC and Subsidiary
Index
December 31, 2012

Page(s)



Independent Auditor's Report

To the Member of GETCO Execution Services, LLC:

We have audited the accompanying consolidated statement of financial condition of GETCO Execution Services, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement t in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 3, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

GETCO Execution Services, LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 21,611,641
Receivables from affiliates and Parent	6,394,217
Receivables from clearing broker and exchanges	1,637,237
Order flow income receivable	2,424,950
Securities borrowed	7,000
Fixed assets and leasehold improvements - net of accumulated depreciation and amortization of $1,641,440	1,080,360
Deferred tax asset, net	823,311
Other assets and receivables	978,154
Total assets	$ 34,956,870
Liabilities and Member's Equity	
Liabilities	
Payables to affiliates	$ 464,966
Accounts payable and accrued expenses	3,955,652
Total	4,420,618
Subordinated borrowings from affiliate (Note 8)	12,000,000
Member's equity	18,536,252
Total liabilities and member's equity	$ 34,956,870

The accompanying notes are an integral part of the consolidated financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

The consolidated financial statement includes the accounts of GETCO Execution Services, LLC ("GES") and its wholly owned subsidiary Getco Asia (Hong Kong) Limited ("GAHK") (collectively, the "Company"). GES is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") under Regulation ATS of the SEC. Additionally, GES is a member of the Fixed Income Clearing Corporation ("FICC"). GES acts as an execution venue to other broker-dealer subscribers where it executes riskless principal trades and provides trade routing and other services to its subscribers. GES is a Delaware limited liability company that was organized on May 27, 2007 and began executing trades on March 20, 2008. The sole member of GES is GETCO Trading, LLC, (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC ("GHC").

GES clears the majority of its trading activities internally. GES is also a clearing member of BATS Global Markets and the NASDAQ OMX BX. GES is the sole member of GAHK, a company formed on February 25, 2011. In May, 2012, GAHK was approved by Hong Kong's Securities and Futures Commission ("SFC") as a Type 1 and Type 2 dealer (dealer in securities and futures contracts, respectively) and is engaged in proprietary trading in Asian markets.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Financial Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements, including transfers between Levels 1 and 2 - and for Level 3 fair value measurements, a description of the companies' valuation processes and additional information about unobservable inputs impacting Level 3 measurements. This ASU is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted this ASU effective January 1, 2012, and other than the change in presentation, has determined that the adoption of this ASU has not had a material impact on the Company's financial statement.

Consolidation

All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Fair value for securities and options owned and securities sold, not yet purchased is estimated using external market quotations. Management estimates the value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Accounting for Foreign Operations
GAHK maintains its records using the U.S. Dollar as its functional currency. Monetary assets and liabilities denominated in foreign currency are revalued at the month end closing rate.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

Fixed Assets and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from three to seven years. The Company switched from accelerated depreciation methods to the straight-line method in 2012. The revision was accounted for prospectively as a change in accounting estimate. Leasehold improvements are amortized on the straight-line method over the lesser of their useful lives or the life of the lease. At December 31, 2012, fixed assets and leasehold improvements, net consisted of the following:

	December 31, 2012
Equipment	$ 1,580,501
Furniture and fixtures	454,600
Software	17,131
Leasehold improvements	669,568
Total fixed assets and leasehold improvements, at cost	2,721,800
Accumulated depreciation and amortization	(1,641,440)
Net fixed assets and leasehold improvements	$ 1,080,360

Securities Borrowed and Loaned
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral. As of December 31, 2012, the market value of securities received in securities borrowed transactions was $6,930. There were no securities loaned transactions at December 31, 2012. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate.

Income Taxes
The financial results of GES and GAHK, which is treated as a disregarded entity for US Federal income tax purposes, are included in the consolidated federal income tax return filed by the Parent. However, GES files separate state and local returns. For financial accounting purposes, the Parent allocates to each entity federal and foreign (primarily Hong Kong) income taxes based upon the jurisdiction of domicile without regard to the ownership structure. Intercompany balances based upon this allocation are settled annually. GES also files separate state and local income tax returns in the states in which it does business, primarily New York.

Income tax expense (benefit) is recorded based upon the liability method. Current income tax represents an estimate of the amount of tax charge or (benefit) based upon application of the enacted tax law to the results from operations according to the jurisdiction of domicile. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in income in the period that includes the enactment date. Consistent with the overall allocation policy, this guidance has been applied based upon the jurisdiction of domicile, without regard to the ownership structure.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant namagerial judgment.
Level 2	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Securities and options whose values are based on quoted market prices in active markets and are, therefore, classified within level 1 include active listed equities and certain U.S. government and sovereign obligations. The Company does not adjust the quoted price for such instruments, even

in situations where the Company holds a large position and a sale could reasonably be expected to impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are classified within level 1. Fair value for money market instruments is based on quoted net asset value.

Securities and options that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs, are classified within level 2. The Company did not own any level 2 financial instruments at December 31, 2012, or at any time during the year then ended.

Level 3 instruments held by the Company include Depository Trust Clearing Corporation common shares required to ensure status as a clearing member, as well as preferred shares held as part of a joint back office account agreement with one of the Company's clearing brokers. These securities do not have active markets and do not have comparable marketable securities. Currently, we believe that the price originally paid for the shares approximates fair value of the stock given the recent purchase of these shares and the closed nature of the investment. There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2012.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Money market securities*	$ 17,482,621	$ -	$ -	$ 17,482,621
Equities**	-	-	69,400	69,400
Total	$ 17,482,621	$ -	$ 69,400	$ 17,552,021

* Included in cash and cash equivalents on the consolidated statement of financial condition

** Included in other assets on the consolidated statement of financial condition

The following table includes a roll forward of the amounts for the year ended December 31, 2012, for securities classified within level 3. The classification of securities within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurement using Level 3 Inputs	
Balance at December 31, 2011	$ 2,500
Purchase of clearing organization shares	66,900
Balance at December 31, 2012	$ 69,400

3. Related Parties

Global Colocation Services, LLC, an affiliate, provides market data, information and collocation services to the Company.

Octeg, LLC ("Octeg"), an affiliated broker-dealer, subscribes to the ATS as the liquidity provider. The Company earns order flow revenues from Octeg in the form of a monthly access fee and a fee for executed trades, based on a written subscriber agreement. The Company charges Octeg for a trade routing service to offset charges from the various exchanges.

Under a written agreement, the Company recognizes a management fee payable to GHC for allocated administrative and compensation expenses incurred in providing shared services to the Company.

In 2012, the Company entered a revolving loan agreement with GTL whereby $5,000,000 was loaned to GTL for seven years at a rate of USD thirty-day LIBOR + 2%.

The Company does not have any employees. Getco Support Services, LLC ("GSS"), an affiliate, provides certain services to the Company and, as a result, the costs of compensation and benefits related to GSS employees providing such services are allocated to the Company.

Under a written agreement, GAHK provides market access services to and manages collocation spaces for an affiliate, for which GAHK receives a monthly management fee

Unit compensation for employees that provide services to the Company is determined based upon the overall performance of GHC. Unit compensation is allocated to the Company and settled through an intercompany account.

The following table summarizes balances due from / to affiliates and Parent:

	Due From	Due To
Getco Holding Company, LLC	$ -	$ 273,645
Octeg, LLC	61,350	-
Getco, LLC	-	80,252
Getco Support Services, LLC	21,525	-
Global Colocation Services	-	110,371
Getco Trading, LLC	5,232,432	-
Getco Europe Limited	-	698
Getco Asia, PTE LTD	372,024	
Getco Securities, LLC	706,886	-
Total	$ 6,394,217	$ 464,966

4. Receivables from Clearing Broker and Exchanges

Receivables from clearing broker and exchanges include cash margin deposits with non- affiliated clearing brokers and tape and liquidity rebates receivable.

5. Other Assets and Receivables

Other assets and receivables primarily include exchange deposits and security deposits.

6. Concentration of Credit Risk

The Company clears the majority of its trades internally, but also uses third-party clearing brokers. Cash and financial instruments held at these brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event the clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize its credit risk by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the creditworthiness of the banks. It has not experienced and does not expect to experience any losses in such accounts.

In its normal course of business, the Company may enter into contracts with other financial institutions that expose the Company to risk in the event that the counterparties do not meet the terms of such agreements. The Company monitors the creditworthiness of these counterparties.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

7. Income Taxes

GES is taxed as a corporation, and its subsidiary, GAHK, is taxed as a disregarded entity for US Federal income tax purposes. Accordingly, the financial results are included in the consolidated federal income tax return filed by the Parent. The tax information presented below reflects the application of the tax allocation policy that determines the tax accounts based upon the jurisdiction of domicile, without regard to the ownership structure.

GES also files separate state and local income tax returns in the states in which it does business, primarily New York. GAHK is subject to income tax in the jurisdiction which it operates, primarily Hong Kong. State and local taxes, which are paid directly by the Company to taxing authorities, were $944,755. The Federal provision amount contributed to the Parent is settled by the company as part of its inter-company net settlement process with its Parent.

The components of the net deferred tax asset at December 31, 2012, are as follows:

Deferred tax assets	
Discretionary compensation	$ 476,413
Non-US NOL carryforward	481,987
Net deferred tax assets	958,400
Deferred tax liability	
Unit compensation	(24,796)
Depreciation	(110,293)
Net deferred tax liabilities	(135,089)
Net deferred tax asset	$ 823,311

The Company has reviewed the components of the net deferred tax asset and concluded that it is more likely than not that the net deferred tax asset will be realized and, therefore, no valuation allowance is required.

At December 31, 2012, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Entity	Earliest Tax Year Subject to Examination
U.S. Federal	GTL	2010
Various States	GES	2010
Hong Kong	GAHK	2011

8. Subordinated Borrowings from Affiliate

In 2012, the Company entered a subordinated loan agreement with GHC in the amount of $12,000,000 at a rate of interest of 6.50% per annum. The loan maturity date is March 31, 2014. Without further action by either GHC or the Company, the maturity date will be extended an additional year unless GHC notifies the Company in writing, with a written copy to FINRA, that the scheduled maturity date will not be extended.

The subordinated loan at December 31, 2012, is covered by an agreement approved by the Company's designated examining authority and qualifies as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. Otherwise, the Company may, at its option and with prior written approval from its designated examining authority, repay all or any portion of the principal amount prior to the maturity date at any time.

The carrying amount of the subordinated loan approximates fair value based on the market-rate of interest on the loan.

9. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain representations or warranties which may provide general or specific indemnifications to others. Additionally, the Company is subject to certain pending and threatened legal and regulatory actions which arise in the normal course of business. The outcome of these matters is inherently uncertain, particularly with respect to unasserted claims and proceedings in their early stages. Accordingly, estimates may change from time to time and actual losses may be more or less than the current estimate. The Company accounts for potential losses related to these actions in accordance with the accounting guidance for contingencies. As of December 31, 2012, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves,

related to litigation, regulatory and related matters were not material, and based on currently available information, the outcome of any proceedings will not have a material adverse effect on the Company's operating results or financial condition.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be contractually required to pay a proportionate share of the obligations of another unaffiliated member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

GAHK leases office space under a non-cancelable operating lease that expire on May 31, 2014. At December 31, 2012, the aggregate minimum rental commitments under the operating leases, exclusive of additional payments that may be required for taxes and operating costs, are as follows:

Year ended December 31,	Amount
2013	561,619
2014	234,008
2015	-
	$ 795,627

10. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 28, 2012, the date this report was available to be issued, and noted no items requiring adjustment of this consolidated financial statement or additional disclosures.

GHC has entered into a merger agreement with Knight Capital Group, Inc. On February 13, 2013, a Registration Statement in connection with the merger was filed with the SEC. The Company anticipates this transaction will close in the second or third quarter of 2013.


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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.